                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                             (AMENDMENT NO. _____)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          THE LEARNING COMPANY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)


                                  522008-10-1
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                                (CUSIP Number)


                                 Lee B. Essner
               Assistant General Counsel and Assistant Secretary
                                 Mattel, Inc.
                           333 Continental Boulevard
                           El Segundo, CA 90245-5012
                                (310) 252-2000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 13, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_].

                       (Continued on the following page)

                               Page 1 of 13 Pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 522008-10-1                                   PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MATTEL, INC.
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC,BK,OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE
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                          SOLE VOTING POWER
                     7
     NUMBER OF            15,673,160(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          15,065,944(2)(3)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          15,673,160(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,065,944(2)(4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      30,739,104(1)(2)(3)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.7%(2)(5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
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                                    2 of 13

(1) The shares of common stock, par value $.01 per share ("TLC Common Stock"), of The Learning Company, Inc. ("TLC") covered by this item are purchasable by Mattel, Inc. ("Mattel") upon exercise of an option granted to Mattel on December 13, 1998 and described in Item 4 of this Statement. Prior to the exercise of the option, Mattel is not entitled to any rights as a stockholder of TLC with respect to the shares of TLC Common Stock covered by the option. Mattel disclaims any beneficial ownership of the shares of TLC Common Stock which are purchasable by Mattel upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 of this Statement. If the option is exercised, Mattel would have the sole right to vote and to dispose of the shares of TLC issued as a result of such exercise.

(2) As represented by TLC to Mattel in the Agreement and Plan of Merger between Mattel and TLC, dated as of December 13, 1998, as of December 7, 1998, there were issued and outstanding (i) 87,073,106 shares of TLC Common Stock, (ii) 750,000 shares of TLC's Series A Convertible Participating Preferred Stock, $.01 par value per share (the "TLC Preferred Stock"), and
     (iii) one share of special voting stock, par value $1.00 per share (the "Special Voting Stock"). Each share of TLC Preferred Stock is convertible into 20 shares of TLC Common Stock and prior to such conversion each share entitles the holder thereof to 20 votes on all matters submitted for the vote of the holders of the TLC Common Stock. The 750,000 shares of TLC Preferred Stock are currently convertible into 15,000,000 shares of TLC Common Stock. The Special Voting Stock entitles the holder thereof to vote, together with the holders TLC Common Stock, on all matters submitted for the vote of the holders of TLC Common Stock. The number of votes represented by the Special Voting Stock is equal to the number of outstanding Exchangeable Non-Voting Shares of TLC's subsidiary, SoftKey Software Products Inc. (the "Exchangeable Shares") (other than Exchangeable Shares held by TLC, its subsidiaries and its affiliates). As of December 7, 1998, there were 12,580,133 Exhangeable Shares (of which 7,374,942 were held directly or indirectly by TLC). As of December 7, 1998, an aggregate of 107,278,297 votes were entitled to be cast on all matters submitted to a vote of the holders of the TLC Common Stock. The 15,065,944 shares set forth on lines 8 and 10 consist of: 706,360 shares of TLC Common Stock over which Mattel has shared voting and depositive power, 694,266 shares of TLC Preferred Stock (which represents 13,885,320 votes and is convertible into 13,885,320 shares of TLC Common Stock); and 474,264 Exchangeable Shares (which represent an equal number of votes and is exchangeable into an equal number of shares of TLC Common Stock).

(3) Pursuant to (i) a stockholder support agreement (the "Directors and Centre Stockholder Support Agreement"), dated as of December 13, 1998, between certain directors of TLC, certain stockholders of TLC (listed on the signature pages thereto) (collectively, the "Director and Centre Stockholders") and Mattel, the Director and Center Stockholders agreed to vote 706,360 shares of TLC Common Stock, 474,264 Exchangeable Shares and 121,951 shares of TLC Preferred Stock (convertible into 2,439,020 shares of TLC Common Stock) over which they have voting power in favor of the Merger Agreement (as defined in response to Item 4 of this Statement) and the Merger (as described in the response to Item 4 of this Statement) and, if requested by Mattel, to grant to Mattel an irrevocable proxy with respect to such shares for such purpose, and (ii) a stockholder support agreement (the "Lee and Bain Stockholder Support Agreement" and, together with the Director and Centre Stockholder Support Agreement, the "Stockholder Support Agreements"), dated as of December 13, 1998, among certain stockholders of TLC (as listed on the signature pages thereto) (the "Lee and Bain Stockholders") and Mattel, the Lee and Bain Stockholders have agreed to vote the 572,315 shares of TLC Preferred Stock (convertible into 11,446,300 shares of TLC Common Stock) over which they have voting power in favor of the Merger Agreement (as defined in the response to Item 4) and the Merger (as defined in the response to Item 4) and, if requested by Mattel, to grant to Mattel an irrevocable proxy with respect to such shares for such purpose.

(4) Pursuant to (i) the Director and Centre Stockholder Support Agreement, the Director and Centre Stockholders may not dispose of the 706,360 shares of TLC Stock, the 474,264 Exchangeable Shares and the 121,951 shares of TLC Preferred Stock (convertible into 2,439,020 shares of TLC Common Stock) that are directly held by them until the consummation of the Merger or the termination of the Merger Agreement, and (ii) the Lee and Bain Stockholder Support Agreement, the Lee and Bain Stockholders may not dispose of the 572,315 shares of TLC Preferred Stock (convertible into 11,446,300 shares of TLC Common Stock) that are directly held by them until the consummation of the Merger or the termination of the Merger Agreement.

(5)  Indicates percentage of class on a fully dilluted basis.  See Item 5.

                                    3 of 13

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("TLC Common Stock"), of The Learning Company, Inc., a Delaware corporation ("TLC"). The principal executive offices of TLC are located at 1 Anthenaeum Street, Cambridge, Massachusetts 02142.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This Statement is being filed by Mattel, Inc., a Delaware corporation ("Mattel"). The principal business address of Mattel is 333 Continental Boulevard, El Segundo, California 90245. Mattel is engaged principally in the toy business.

          (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Mattel is set forth in Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

          (d)-(e) During the last five years, neither Mattel nor, to the knowledge of Mattel, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          As more fully described below, pursuant to the terms of the Stock Option Agreement (as defined in the response to Item 4), Mattel will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 15,673,160 shares of TLC Common Stock (subject to adjustment as provided in the Stock Option Agreement) at a price (the "Purchase Price") equal to the lesser of (i) $28.3125 and (ii) the product of (A) the closing price of a share of the Mattel's common stock, par value $1.00, per share (the "Mattel Common Stock"), on the New York Stock Exchange Composite Tape on the trading day (the "Prior Trading Day") immediately prior to the day on which Mattel delivers a notice of exercise of the option, multiplied by (B) the Exchange Ratio (as defined in the response to Item 4) in effect on the Prior Trading Day. If Mattel purchases TLC Common Stock pursuant to the Stock Option Agreement, Mattel anticipates that the funds to finance such purchase would come from a combination of working capital and borrowings, although no definitive determination has been made at this time as to the source of such funds.

          As described in the response to Item 4, (i) the Director and Centre Stockholders have entered into the Director and Centre Stockholder Support Agreement, pursuant to which the Director and Centre Stockholders have agreed to vote 706,360 shares of TLC Common Stock, 474,264 Exchangeable Shares and 121,951 shares of TLC Preferred Stock (convertible into 2,439,020 shares of TLC Common Stock) over which they have voting power in favor of adoption of the Merger Agreement and approval of the Merger, and if requested by Mattel, to grant to Mattel an irrevocable proxy with respect to such shares for such purpose, and
(ii) the Lee and Bain Stockholders have entered into the Lee and Bain Stockholder Support Agreement pursuant to which the Lee and Bain Stockholders have agreed to vote

                                    4 of 13

572,315 shares of TLC Preferred Stock (convertible into 11,446,300 shares of TLC Common Stock) over which they have voting power in favor of adoption of the Merger Agreement and approval of the Merger, and if requested by Mattel, to grant to Mattel an irrevocable proxy with respect to such shares for such purpose. In addition, each of the Director and Centre Stockholders and the Lee and Bain Stockholders have agreed not to dispose of the shares of TLC Common Stock held directly by them until the consummation of the Merger or the termination of the Merger Agreement.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          (a)-(j) On December 13, 1998, Mattel and TLC entered into an Agreement and Plan of Merger, dated as of December 13, 1998 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of TLC with and into Mattel (the "Merger"), with Mattel being the corporation surviving the Merger (the "Surviving Corporation").

          Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of TLC Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of TLC, by any subsidiary of TLC or by Mattel or any subsidiaries of Mattel (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive a number (the "Exchange Ratio") of shares of Mattel Common Stock equal to the number determined by dividing $33.00 by a certain average of certain random closing prices of Mattel Common Stock on the New York Stock Exchange (the "Average Mattel Price"); provided, however, that (i) if the number determined by dividing $33.00 by the Average Mattel Price is less than or equal to 1.0, the Exchange Ratio will be 1.0, and (ii) if the number determined by dividing $33.00 by the Average Parent Price is 1.2 or higher, the Exchange Ratio will be 1.2. The Merger Agreement also provides that each Excluded Share will be canceled and retired without the payment of any consideration therefor. As a consequence of the Merger, TLC's separate corporate existence will cease. The TLC Common Stock will be delisted from trading on the New York Stock Exchange and TLC will no longer be required to file periodic reports under
Section 12(b) of the Act.

          Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of TLC Common Stock, approval of the Merger and the Merger Agreement by the holders of shares of Mattel Common Stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), and various other customary conditions.

          Pursuant to the Merger Agreement, (i) the certificate of incorporation and bylaws of Mattel will be the certificate of incorporation and bylaws of the Surviving Corporation, (ii) the directors of Mattel immediately prior to the Effective Time will continue as the directors of the Surviving Corporation, and (iii) the officers of Mattel immediately prior to the Effective Time will continue as the officers of the Surviving Corporation.

          The Merger Agreement contains certain customary restrictions on the conduct of the business of TLC pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock of TLC.

          Concurrent with the execution of the Merger Agreement, Mattel and TLC entered into a Stock Option Agreement, dated as of December 13, 1998 (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, TLC granted Mattel an unconditional, irrevocable option (the "Option") to

                                    5 of 13
purchase, pursuant to the terms and conditions thereof, up to 15,673,160 (subject to adjustment as provided in the Option Agreement) fully paid and nonassessable shares of TLC Common Stock at the Purchase Price. The Stock Option Agreement provides that Mattel may exercise the Option in whole or in part at any time from time to time following the occurrence of a Triggering Event (as defined below) by delivering a written notice to TLC in accordance with the terms of the Stock Option Agreement. The right to exercise the Option will terminate at the earliest of (i) the Effective Time, (ii) the date on which Mattel realizes a total profit pursuant to the Stock Option Agreement and
Section 8.2 of the Merger Agreement equal to $125 million, (iii) the date on which the Merger Agreement is terminated if no termination fees (under Section
8.2 of the Merger Agreement) could be payable to Mattel pursuant to the terms of the Merger Agreement, (iv) if no Triggering Event (as defined below) has occurred, the date that is twelve months after the termination of the Merger Agreement, and (v) 180 days following the occurrence of a Triggering Event (the date referred to in this clause (v) being referred to as the "Option Expiration Date").

          A "Triggering Event" is any of the events giving rise to the obligation of TLC to pay Mattel the Additional Termination Fee (as defined in Section 8.2 of the Merger Agreement). Pursuant to the Merger Agreement, the Additional Termination Fee is payable to Mattel by TLC if:

          (i) (A) the Merger Agreement is terminated by Mattel because (1) the board of directors of TLC fails to recommend approval and adoption of the Merger Agreement and the Merger by the stockholders of TLC or withdraws or modifies (or publicly announces an intention to withdraw or modify) in any adverse manner its approval or recommendation of the Merger Agreement or the Merger, (2) the board of directors of TLC makes any public recommendation with respect to any Acquisition Proposal (as defined below) other than a recommendation to reject such Acquisition Proposal or as may be required to comply with Rule 14e-2 under the Securities and Exchange Act of 1934, as amended, (3) TLC engages in a solicitation of an Acquisition Proposal prohibited by Section 6.3 of the Merger Agreement, or (4) the board of directors of TLC resolves to take any of the actions specified above; or (B) prior to the meeting of TLC's stockholders duly convened and held to vote in respect of the Merger Agreement and the Merger, a bona fide Acquisition Proposal has been made to TLC and made known to its stockholders generally or has been made directly to its stockholders generally, or any person has publicly announced an intention to make a bona fide Acquisition Proposal, and thereafter (x) the Merger Agreement is terminated by reason of the failure of the stockholders of TLC to approve the Merger Agreement or the Merger at such meeting, or (y) the Merger Agreement is terminated by Mattel by reason of a breach by TLC of its covenants or agreements under the Merger Agreement; and

          (ii) within 12 months of the termination of the Merger Agreement as set forth in clause (i), TLC enters into an agreement with any person with respect to an Acquisition Proposal or an Acquisition Proposal is consummated.

          "Acquisition Proposal" means any proposal or offer from any third party relating to any (i) direct or indirect acquisition or purchase of a business of TLC or any of its subsidiaries, that constitutes 20% or more of the consolidated net revenues, net income or assets of TLC and its subsidiaries,
(ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities of TLC or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of TLC and its subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any third party beneficially owning 20% or more of the capital stock of TLC, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving TLC or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of TLC and its subsidiaries.

                                    6 of 13

          TLC has agreed that at any time after a Triggering Event occurs and prior to an Option Expiration Date, it will, if requested by Mattel, as promptly as practicable, prepare and file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering any or all shares of TLC Common Stock issued and issuable pursuant to the Option. Mattel has the right to make two such demands.

          If Mattel, at any time prior to the earlier of (a) the occurrence of a Change in Control Event (as defined below) or (b) the second anniversary of the termination of the Merger Agreement, seeks to sell all or any part of the shares of TLC Common Stock received pursuant to the exercise of the Option (the "Shares") (i) in a transaction registered under the Securities Act (other than in a registered public offering in which the underwriters are instructed to make a broad public distribution) or (ii) in a transaction not required to be registered under the Securities Act (other than in a transfer (a) by operation of law upon consummation of a merger or (b) as a result of which the proposed transferee would own beneficially not more than 2% of the outstanding voting power of TLC), Mattel shall give TLC the opportunity to purchase such Shares at the same price Mattel would receive upon the proposed sale of the Shares.

          "Change in Control Event" will be deemed to have occurred if (i) any person has acquired beneficial ownership of more than 50% (excluding the shares issued pursuant to the Option) of the outstanding shares of TLC Common Stock or
(ii) TLC has entered into an agreement, including without limitation an agreement in principle, providing for a merger or other business combination involving TLC or the acquisition of 30% or more of the assets of TLC and its subsidiaries, taken as a whole.

          If a Change in Control Event has not occurred prior to the first anniversary of the date on which the Option terminates, then beginning on such anniversary date, and continuing for a period of 30 days thereafter, TLC will have the right to purchase (the "Repurchase Right") all, but not less than all, of the Shares at the greater of (i) the Purchase Price, or (ii) the average closing price of the TLC Common Stock on the New York Stock Exchange Composite Tape for the five trading days ending five days prior to the date TLC gives written notice of its intention to exercise the Repurchase Right. If TLC does not exercise the Repurchase Right within the thirty day period following the first anniversary of the date on which the Option terminates, the Repurchase Right will terminate.

          Notwithstanding any other provision of the Stock Option Agreement, the Option may not be exercised so as to result in a Total Profit (as defined in the Stock Option Agreement) derived from shares acquired pursuant to the Option and the termination fees under the Merger Agreement, that exceeds $125 million.

          Concurrent with the execution of the Merger Agreement and the Stock Option Agreement, Mattel also entered into (i) the Director and Centre Stockholder Support Agreement with the Director and Centre Stockholders, (ii) the Lee and Bain Stockholder Support Agreement with the Lee and Bain Stockholders. Pursuant to the Director and Centre Stockholder Support Agreement and the Lee and Bain Stockholders Stockholder Support Agreement, each of Director and Centre Stockholders and the Lee and Bain Stockholders, respectively, have agreed to vote, or if applicable, give consents with respect to, the 706,360 shares of TLC Common Stock, the 474,264 Exchangeable Shares and the 121,951 shares of TLC Preferred Stock (convertible into 2,439,020 shares of TLC Common Stock) held by the Director and Centre

                                    7 of 13

Stockholders and the 572,315 shares of TLC Preferred Stock (convertible into 11,446,300 shares of TLC Common Stock) held by the Lee and Bain Stockholders (collectively, the "Subject Shares"), in favor of the Merger Agreement and the Merger, and if requested by Mattel, to grant to Mattel an irrevocable proxy with respect to the Subject Shares for such purpose. In addition, each of the Director and Centre Stockholders and each of the Lee and Bain Stockholders has agreed not to dispose of the Subject Shares until the consummation of the Merger or the termination of the Merger Agreement.

          The foregoing summaries of the Merger Agreement, the Stock Option Agreement, the Director and Centre Stockholder Support Agreement and the Lee and Bain Stockholder Support Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which are incorporated herein by reference in their entirety.

          Except as set forth in this Statement, the Merger Agreement, the Stock Option Agreement, the Director and Centre Stockholder Support Agreement or the Lee and Bain Stockholder Support Agreement, neither Mattel nor, to the best of Mattel's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a) - (b) By reason of its execution of the Stock Option Agreement, Mattel may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of TLC Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 15,673,160 shares of TLC Common Stock as a result of the Stock Option Agreement. Based on the number of shares of TLC Common Stock subject to the Option, Mattel may be deemed to beneficially own approximately 12.7% of the outstanding TLC Common Stock on a fully dilluted basis (based upon (i) the 87,073,106 shares of TLC Common Stock, the 750,000 shares of TLC Preferred Stock (convertible into 15,000,000 shares of TLC Common Stock) and the 5,205,191 Exchangeable Shares (exchangeable into 5,205,191 shares of TLC Common Stock), outstanding on December 7, 1998, as represented to Mattel by TLC in the Merger Agreement, plus (ii) an additional 15,673,160 that TLC will issue to Mattel in the event that the Option is exercised, but excluding stock options or other securities convertible or exercisable for TLC Common Stock) following the exercise in whole of the Option for 15,673,160 shares of TLC Common Stock. However, Mattel expressly disclaims any beneficial ownership of the shares of TLC Common Stock which are purchasable by Mattel upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Mattel would have the sole right to vote and to dispose of the shares of TLC issued as a result of such exercise.

          In addition, pursuant to (i) the Director and Centre Stockholder Support Agreement, the Subject Shares held by the Director and Centre Stockholders may be deemed to be beneficially owned by the Director and Centre Stockholders and Mattel; and (ii) the Lee and Bain Stockholder Support Agreement, the Subject Shares held by the Lee and Bain Stockholders may be deemed to be beneficially owned by the Lee and Bain Stockholders and Mattel. Based on the number of shares of TLC Common Stock, TLC Preferred Stock and Exchangeable Shares subject to the Stockholder Support Agreements, Mattel may be deemed to beneficially own approximately 14.0% of the outstanding TLC Common Stock as a result of the Stockholder Support Agreements (based upon the 87,073,106 shares of TLC Common Stock, the 750,000 shares of TLC Preferred Stock (convertible into 15,000,000 shares of TLC Common Stock) and the 5,205,191 Exchangeable Shares (exchangeable into 5,205,191 shares of TLC Common Stock), outstanding on December 7, 1998, as represented to Mattel by TLC in the Merger Agreement).

          Insomuch as the Director and Centre Stockholder Support Agreement is limited to the vote of the Subject Shares held by the Director and Centre Stockholders with respect to the Merger Agreement and the Merger, the Director and Centre Stockholders and Mattel may be deemed to have

                                    8 of 13
shared power to vote or to direct the vote with respect to the Subject Shares held by the Director and Centre Stockholders. The Director and Centre Stockholders may not dispose of the 706,360 shares of TLC Common Stock, 474,264 Exchangeable Shares and the 121,951 shares of TLC Preferred Stock (convertible into 2,439,020 shares of TLC Common Stock) that constitute the Subject Shares held by the Director and Centre Stockholders, and because the covenant may be waived by Mattel, the Director and Centre Stockholders and Mattel may be deemed to have shared power to dispose or direct the disposition of the Subject Shares held by the Director and Centre Stockholders (until the consummation of the Merger or the termination of the Merger Agreement).

          Insomuch as the Lee and Bain Stockholder Support Agreement is limited to the vote of the Subject Shares held by the Lee and Bain Stockholders with respect to the Merger Agreement and the Merger, the Lee and Bain Stockholders and Mattel may be deemed to have shared power to vote or to direct the vote with respect to the Subject Shares held by the Lee and Bain Stockholders. The Lee and Bain Stockholder Support Agreement also provides that, subject to certain exceptions, the Lee and Bain Stockholders may not dispose the 572,315 shares of TLC Preferred Stock (convertible into 11,446,300 shares of TLC Common Stock) that constitute the Subject Shares held by the Lee and Bain Stockholders and because the covenant may be waived by Mattel, the Lee and Bain Stockholders and Mattel may be deemed to have shared power to dispose or direct the disposition of the Subject Shares (until the consummation of the Merger or the termination of the Merger Agreement).

          (c) Neither Mattel nor, to the best of Mattel's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in TLC's Common Stock during the past 60 days.

          (d) So long as Mattel has not exercised the Option (and prior to the consummation of the Merger), Mattel does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of TLC Common Stock.

          (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------------------------

          Except as provided in the Merger Agreement, the Stock Option Agreement, the Director and Centre Stockholder Support Agreement or the Lee and Bain Stockholder Support Agreement or as set forth in this Statement, neither Mattel nor, to the best of Mattel's knowledge, any of the individuals named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of TLC, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

     Exhibit 1. Agreement and Plan of Merger, dated as of December 13, 1998, among Mattel, Inc. and The Learning Company, Inc. Incorporated by reference to Exhibit 2.1 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

                                    9 of 13

     Exhibit 2. Stock Option Agreement, dated as of December 13, 1998, between Mattel, Inc. and The Learning Company, Inc. Incorporated by reference to Exhibit 99.1 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

     Exhibit 3. Stockholder Support Agreement, dated as of December 13, 1998, between Mattel, Inc. and the stockholders listed on the signature page thereto. Incorporated by reference to Exhibit
                 99.2 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

     Exhibit 4. Stockholder Support Agreement, dated as of December 13, 1998, between Mattel, Inc. and the stockholders listed on the signature page thereto. Incorporated by reference to Exhibit
                 99.3 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

                                   10 of 13

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1998                      MATTEL, INC.




                                               By: /s/ Lee B. Essner
                                                  ______________________
                                               Name:   Lee B. Essner
                                               Title:  Assistant General Counsel
                                                       and Assistant Secretary

                                   11 of 13

                                  SCHEDULE I
                       DIRECTORS AND EXECUTIVE OFFICERS
                                OF MATTEL, INC.

          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mattel, Inc. ("Mattel") is set forth below. Each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is Mattel, Inc., 333 Continental Boulevard, El Segundo, California 90245.

Name and Business                         Present Principal Occupation or Employment
-----------------                         ------------------------------------------

Directors
---------                                 Chairman of the Board and Chief Executive Officer (also a
Jill E. Barad                             Director of Microsoft Corp. and PIXAR Inc.)

Dr. Harold Brown                          Senior Managing Director of E.M. Warburg, Pincus & Co., LLC;
                                          Counselor, Center for Strategic and International Studies
                                          (also a Director of International Business Machines
                                          Corporation, Cummins Engine Company, Alumax, Inc., Philip
                                          Morris Companies, Inc., and Evergreen Holdings, Inc.)

Tully M. Friedman                         Founding Partner of Friedman & Fleischer, LLC, a private
                                          investment firm (also on the Advisory Board of Tevecap, S.A., the Board of Representatives of Falcon Holding Group, L.P. and
                                          a Director of APL Limited, Levi Strauss & Co., McKesson
                                          Corporation and MobileMedia Corporation)

Joseph C. Gandolfo                        President, Worldwide Manufacturing Operations

Ronald M. Loeb                            Of Counsel to the law firm of Irell & Manella LLP

Ned Mansour                               President, Corporate Operations and General Counsel

Dr. Andrea Rich                           President and Chief Executive Officer of the Los Angeles
                                          County Museum of Art (also a Director of the American Civil
                                          Liberties Union Federation and the Venice Family Clinic)

William D. Rollnick                       Retired Chairman and a Director of Genstar Rental Electronics,
                                          Inc.

Pleasant Rowland                          Vice Chairman of the Board and President of the Pleasant Company

Christopher A. Sinclair                   President and Chief Executive Officer of Quality Food Centers
                                          (also a Director of Perdue Farms, Inc., Quality Food Centers and the Woolworth Corporation)

Bruce L. Stein                            President, Mattel Worldwide and Chief Operating Officer

John L. Vogelstein                        Vice Chairman of the Board, President and Director of E.M.
                                          Warburg, Pincus & Co., LLC (also a Director of ADVO, Inc.,
                                          Aegis Group plc, Golden Books Family Entertainment, Inc.,


                                   12 of 13


                                          Journal Register Company, LLC, Knoll, Inc., LCI International,
                                          Value Health, Inc. and Vanstar Corporation)

Officers
--------
Jill E. Barad                             Chairman of the Board and Chief Executive Officer (also a
                                          Director of Microsoft Corp. and PIXAR Inc.)

Gary S. Baughman                          President, Fisher-Price

Joseph C. Gandolfo                        President, Worldwide Manufacturing Operations

Ned Mansour                               President, Corporate Operations and General Counsel

Bruce L. Stein                            President, Mattel Worldwide and Chief Operating Officer

                                   13 of 13

                                 EXHIBIT INDEX

Exhibit 1. Agreement and Plan of Merger, dated as of December 13, 1998, between Mattel, Inc. and The Learning Company, Inc. Incorporated by reference to Exhibit 2.1 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

Exhibit 2. Stock Option Agreement, dated as of December 13, 1998, between Mattel, Inc. and The Learning Company, Inc. Incorporated by reference to Exhibit 99.1 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

Exhibit 3. Stockholder Support Agreement, dated as of December 13, 1998, between Mattel, Inc. and the stockholders listed on the signature page thereto. Incorporated by reference to Exhibit 99.2 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.

Exhibit 4. Stockholder Support Agreement, dated as of December 13, 1998, between Mattel, Inc. and the stockholders listed on the signature page thereto. Incorporated by reference to Exhibit 99.3 of Mattel, Inc.'s current report on Form 8-K, dated December 15, 1998, SEC No. 001-05647.